

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2015

Via E-mail
Nicholas C. Gangestad
Senior Vice President and Chief Financial Officer
3M Company
3M Center
St. Paul, Minnesota 55144

      Re: **3M Company**
             Form 10-K for the Fiscal Year Ended December 31, 2014
             Filed February 12, 2015
             File No. 1-03285

Dear Gangestad:

We refer you to our comment letter dated April 1, 2015, regarding business contacts with Cuba, Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Cecilia Blye

                                        Cecilia Blye, Chief
                                        Office of Global Security Risk

cc: Amanda Ravitz
        Assistant Director
        Division of Corporation Finance